FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 4, 2007

Item 3: News Release:

A news release dated and issued on October 4, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold Drilling Intersects 25 g/t Over 9 feet in Further Golden Summit Expansions

Item 5: Full Description of Material Change:

October 4, 2007 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce results from 59 holes drilled in four separate fences at the Company’s Golden Summit project outside Fairbanks, Alaska.  These holes are part of the 672-hole (40,093 foot) exploratory drill program that has been systematically testing the swarm of veins and shear zones along the known 5,000 foot strike of gold mineralization in the Cleary Hill mine area.  Similar to previously released holes, the shallow, closed spaced holes in these fences continue to encounter high-grade structures at surface that correlate well from fence to fence, within much broader zones of lower grade, bulk tonnage mineralization.

Following the drilling of fences in the Beistline shaft area this summer, which intersected multiple parallel structures that are currently being bulk sampled (see July 31, 2007 news release which reported 50.2, 34.8 and 21.9 g/tonne in near-surface 3-foot intervals), the RAB drill was re-located back to Fence 5.  Fence 5 consisted of a north-south oriented line of holes on 25-foot spacing covering a width of 1,725 feet within the central part of the 5,000 foot long, east-west trending mineralized zone.  Due to difficult drilling conditions at the time of the spring thaw, the middle 450-foot section of this fence was not completed.  Following the receipt of assays from Fence 4 (located 385 feet to the east of Fence 5) which intersected a 175-foot wide zone averaging 0.86 g/t, including new veins assaying 36.7 and 4.4 g/t over 3 feet that trended in the direction of the gap in Fence 5, the decision was made to return and drill this middle section.  A total of 20 shallow holes were drilled to an average depth of 41 feet in this area, with the assays from all of these holes averaging 0.6 g/tonne.  Significant intercepts from within this in-fill zone include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
517	9	42	33	0.82	0.024
519	3	33	30	2.16	0.063
521	12	21	9	25.31	0.738
including	12	15	3	65.50	1.910
524	0	24	24	0.85	0.025

Combined with the northern and southern portion, Fence 5 now represents an excellent cross-section of the multiple, wide zones of bulk tonnage mineralization being found within the Cleary Hill area.  Holes in the northern portion of Fence 5 intersected a 275-foot wide zone averaging 1.08 g/t, including a higher-grade 175-foot wide zone grading 1.56 g/tonne.  Holes in the southern portion of Fence 5 also intersected a 300-foot wide zone averaging 0.68 g/t, including a higher grade 75-foot zone averaging 1.27 g/t.  All of these wider zones compare favourably to the 2006 average mill feed grade of 0.83 g/t for the Fort Knox gold mine (the largest gold mine in Alaska, located less than 5 miles to the south of Golden Summit) and the mine’s reported proven and probable reserve grade of 0.53 g/t.

Holes in Fence 14 were drilled next to confirm the presence of the 375-foot wide mineralized zone found in the north end of Fence 4.  (Please note that these fences were not drilled in sequential order as drilling conditions, assay timing from previous fences and permitting issues resulted in the fences begin drilled in a different order from which they were originally laid out.)  Fence 14 stepped 50 feet east of Fence 4 and consisted and 13 vertical holes drilled to an average depth of 66 feet over a 360 foot long north-south length.  Fence 14, which averaged 0.53 g/t in all of the holes, confirmed both the width and grade of mineralization in the area over the old Cleary Hill underground mine seen in Fence 4.  Significant intercepts from within this fence include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
529	6	21	15	2.00	0.058
532	27	45	18	1.40	0.041
533	15	18	3	5.09	0.148
534	0	78	78	0.79	0.023
including	57	72	21	2.35	0.069
535	48	75	27	1.06	0.031
540	42	63	21	2.97	0.087
541	63	78	15	5.66	0.165
including	63	69	6	12.86	0.375

Fence 6 (reported June 11, 2007), which was a 2,300 foot step-out further to the west of Fence 5, successfully encountered a similar style of mineralization along the Tolovana vein that trends in the same direction as the parallel zones encountered in Fences 1 to 5.  The 37 shallow, closed spaced holes in this fence covered an area of 200 by 275 feet, and high grade intercepts of 23.0, 17.8 and 18.1 g/t over 3 foot intervals in multiple holes allowed the strike of the structure to be determined.

Fences 7 and 8 were drilled subsequent to Fence 14, and followed along the strike of the Tolovana structure as it headed further to the north-east in the direction of the vein swarm south of the old Cleary Hill mine.  Drilling in these two fences not only identified a well defined mineralized structure, but also encountered old underground mine workings that were not previously known to have existed in the area.  Additional drill fences that have been stepping out further to the east of fences 7 and 8 have now covered half of the 2,300 feet distance to Fence 5, and confirm that this Tolovana structure is one of veins that makes up the swarm south of the old Cleary Hill underground mine workings.

Fence 7, located 120 feet north-east of Fence 6, consisted of 12 vertical holes covering a surface width of 110 feet and drilled to an average depth of 62 feet.  Fence 8 is located a further 160 feet to the north-east of fence 7 and consists of 14 holes covering a surface width of 120 feet and drilled to an average depth of 74 feet.  Significant intercepts from these two fences include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)	Fence No.
542	54	72	18	3.56	0.104	Fence 7
including	57	60	3	18.53	0.540	Fence 7
548	12	66	54	1.08	0.032	Fence 7
556	18	78	60	2.23	0.065	Fence 8
including	36	45	9	4.54	0.132	Fence 8
including	72	78	6	11.10	0.324	Fence 8
557	0	78	78	1.03	0.030	Fence 8
564	0	51	51	1.55	0.045	Fence 8
including	0	24	24	2.47	0.072	Fence 8

The final 54 holes in the current drill program are included in fences 15, 16, 17 and 18 that follow the Tolovana structure further to the north-east of fences 7 and 8, and in fence 19, which covers approximately 1,000 feet across an area along the strike extension of the central part of the south vein swarm.  These final holes will be reported shortly.

In addition to the bulk sampling which is continuing in the original Beistline shaft area (where 6,000 of the 10,000 tons of sample material was collected last fall), sampling is also being undertaken over a 600 foot long area that was drilled in Fence 1.  The area being bulk sampled here shows multiple, narrow, high-grade veins containing visible gold within the 12 foot high sample pit face that can be traced with confidence through exposures 50 to 100 feet apart.  Many of these veins did not appear in the earlier Fence 1 drilling, as they dip steeper than the 60 to 65 degree southern dip that was projected for this area, and were generally missed by the vertical holes drilled in this area.

The Beistline structure and the parallel B1 structure have now been traced from the historic Beistline shaft through the bulk sample pits, trenches and road cuts over a distance of approximately 2,000 feet.  The extensive bleed mineralization identified in the Beistline bulk sample area last fall is seen again in the Fence 1 bulk sample pits located about 1,450 feet to the west.  A new geologic model for the vein swarm area in the southern, hanging wall area of the old Cleary Hill mine continues to be refined as bulk sampling continues to generate new geologic information not available from the RAB drilling.

True widths of the veins are variable, as the orientation of the various mineralized structures is variable throughout the drilling. Drilling is currently being conducted with an Ingersol-Rand conventional percussion drill. Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval. Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 41,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.   Freegold is also continuing to discover new high-grade veins and bulk tonnage shear zones in its 40,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  Gold production from the processing of bulk sampled material has commenced, and in addition to on-going bulk sampling of additional areas found to contain high grade surface mineralization, the Company continues to define additional areas of larger, lower grade mineralization through on-going drilling and stripping.  Exploration has also commenced on the Vinasale and Rob properties in Alaska, with final assays from an 18-hole drill program at Rob to be reported shortly.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 4th day of October, 2007.